PURE DIAMONDS
EXPLORATION INC. T.PUG

Fax: 1-202-777-1030

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Diamonds News Release

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

08000304

PROCESSED
JAN 2 8 2008
THOMSON
FINANCIAL

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE DIAMONDS EXPLORATION INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

January 14, 2008 **TSX Symbol:PUG**

Eden Point Project Defines Kimberlite Targets for Detailed Follow-Up

Pure Diamonds Exploration Inc. ("**Pure Diamonds**" or the "**Company**") is pleased to provide this update of activities for the Eden Point Project, part of the High Arctic Joint Venture between the Company and De Beers Canada Inc. ("**De Beers**").

The 2007 exploration program on the Eden Point Project consisted of detailed low elevation airborne magnetic survey over a large part of the Cornwallis Island Permit area and both bulk and follow-up sampling of streams and glacial sediments in the vicinity of samples that returned Kimberlite Indicator Minerals from the 2006 regional sampling program. In addition, regional sampling was completed over the new Permits acquired to cover the north half of Cornwallis Island.

The airborne survey consisted of approximately 30,000 line kilometers initially at a 100 meter flight line spacing followed by a number of more detailed surveys at 25 meter spacing over anomalies defined by the first survey. The surveys defined upwards of 20 magnetic anomalies that could reflect kimberlite and the source of the kimberlite indicator minerals discovered in 2006. A selected set of priority anomalies are being subjected to further review and diamond drilling is under consideration for the spring 2008 exploration program.

The indicator mineral sampling in 2007 consisted of follow-up sampling in the vicinity of mineral anomalies discovered in 2006 and larger "bulk" samples from the most significant of the mineral anomalies from 2006. This sampling was conducted on both Cornwallis Island and Devon Island as significant kimberlite indicator anomalies were defined in both areas. While the results to date are preliminary in nature, additional kimberlite indicator minerals are being recovered from the follow-up sampling in both areas and serve to further enhance the potential for the discovery of kimberlite. All indicator minerals recovered will be evaluated by electron microprobe analysis to confirm their derivation from kimberlite as well as the diamond carrying potential of the source kimberlite. These results will be received over the next several weeks in time to allow for planning for the spring and summer exploration programs.

While the results are still preliminary in nature, it is exciting to note the presence of numerous magnetic anomalies from the airborne survey in the vicinity of the kimberlite indicator minerals discovered by the 2006 sampling and the confirmation of these indicator mineral results by the follow-up sampling results to date. It is the intention of Pure Diamonds and De Beers to compile all the final results as they become available and together formulate a follow-up program including diamond drilling for the 2008 spring and summer exploration programs. Further results will be released as they become available to the Companies.

.../Cont'd.

Pursuant to the Agreement announced May 17, 2006 between De Beers and the Company, the Company has the right to earn up to an 85% working interest in six projects in Nunavut, which includes the Cornwallis and Cape Osborne Projects. De Beers is the current operator of the High Arctic Joint Venture and Martin Doyle, P.Geo. is the Qualified Person pursuant to National Instrument 43-101 and has reviewed the contents of this news release.

For further information, please contact:

Gordon Keevil – President
(604) 687-2038 or visit our website at www.pure-diamonds.ca

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.

END